Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media) 724.514.1968 Kris King (Investors) 724.514.1813

Mylan to Launch Offer for Perrigo Directly to Perrigo Shareholders on Sept. 14

Mylan Executive Chairman Sends Letter to Perrigo Chairman and CEO Reiterating Compelling

Value of Proposed Combination, Clear Path to Close and Confidence in Completing Transaction by Nov. 13

HERTFORDSHIRE, England and PITTSBURGH, September 8, 2015 – Mylan N.V. (NASDAQ: MYL) today announced its intention to commence on Sept. 14, 2015 its formal offer to exchange all outstanding ordinary shares of Perrigo Company plc (NYSE: PRGO; TASE). Under the terms of the offer, Perrigo shareholders will receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share.

Mylan Executive Chairman Robert J. Coury also sent a letter to Perrigo Chairman and Chief Executive Officer Joseph Papa reiterating Mylan’s commitment to the transaction and respect for Perrigo and its employees, re-affirming the compelling value of the Mylan offer to Perrigo shareholders, and outlining to Perrigo shareholders their clear and direct pathway to completion of the transaction.

This letter follows Mylan’s Extraordinary General Meeting on Aug. 28th, at which Mylan shareholders voted overwhelmingly in favor of the transaction.

Mr. Coury commented, “We are very excited to commence the final step in this transaction and to complete the compelling combination of Mylan and Perrigo. As we have repeatedly stated, we believe this is a highly attractive offer for Perrigo shareholders in terms of the price, multiple being paid, accretion and continued long-term potential for value creation. It also offers Perrigo shareholders a clear pathway to close the transaction. We have long respected Perrigo and believe that Mylan is uniquely positioned to maximize this asset for the benefit of shareholders and all other stakeholders. We are confident that Perrigo shareholders see that our offer provides superior immediate value, as well as long-term, sustainable value creation, and will tender in favor of the transaction.”

The full text of the letter delivered to Perrigo by Mylan on September 8, 2015 is included below.

As previously announced on April 24, 2015, Mylan issued a Rule 2.5 announcement (amended on April 29, 2015 and on August 13, 2015) under the Irish Takeover Rules setting forth its legally-binding commitment to commence an offer for the entire issued and to be issued shares of Perrigo. The proposed transaction remains subject to the pre-condition and certain conditions and other terms set forth in the formal Rule 2.5 announcement and other offer documents.

September 8, 2015

Joseph C. Papa

President, Chief Executive Officer and Chairman

Perrigo Company plc

Treasury Building

Lower Grand Canal St.

Dublin 2, Ireland

Dear Joe,

Mylan shareholders, many of whom are also Perrigo shareholders, provided us with a clear mandate on Friday August 28th at our Extraordinary General Meeting when they voted overwhelmingly in favor of our proposed transaction with Perrigo. Now Perrigo shareholders will have the opportunity to make this exciting combination a reality when we launch our formal offer on Monday, September 14th.

As you well know, it always has been Mylan’s preference to accomplish the Mylan-Perrigo combination in a cooperative and negotiated manner. On many occasions you and your Board were offered the opportunity to work with us to shape the transaction and the future of the combined company. To our surprise, you and your Board refused every one of those offers, refusing to engage with Mylan at any point in the process to work with us to address any expectations and concerns of your stakeholders. It is now time for us to move forward and take our offer directly to your shareholders.

Joe, as you and your Board have known all along, there has been a clear and direct pathway for Mylan to complete its transaction with Perrigo ever since April 24th when we announced under Rule 2.5 of the Irish Takeover Rules our fully financed legally binding commitment to make an offer. On September 14th, we will launch our offer directly to Perrigo shareholders under Rule 24 of the Irish Takeover Rules in accordance with our legally binding commitment. And we will close the offer on November 13th (day 60 under the Irish Takeover Rules) when at least a majority of the Perrigo shareholders will choose the compelling Mylan offer for Perrigo. The Perrigo shareholders will be given immediate value in cash of $75, as well as the long-term upside that will come with their ownership of approximately 40% in the combined company.

It is also very important at this time that the Perrigo shareholders understand their clear and direct pathway laid out for them by the Irish Takeover Rules.

First and foremost, Perrigo shareholders should understand that the final outcome rests solely with them, not with Perrigo’s management or Board. You and your Board are now unable to stop the combination. As I know you are well aware, the Irish Takeover Rules strictly prohibit you from taking any type of “Frustrating Actions” that would interfere with our offer. In fact, at this point Perrigo’s management has no role to play in the process, and the only role the Perrigo Board has is to issue its recommendation to Perrigo shareholders.

We have been clear from the very beginning that we were going to make this compelling combination a reality, and despite your efforts to confuse and cast doubt every step of the way, we have done—and will do—every single thing we said we were going to do. We announced under Rule 2.5 our legally binding commitment to make an offer. We received EU antitrust approval. We are firmly on track to receive HSR approval within the timeline. Our shareholders overwhelmingly approved the transaction at our recent EGM. Mylan’s formal offer document will now go directly to Perrigo shareholders, and we will close the offer on November 13th with their support.

In light of this, I would like to clarify a few points that seem to have been misunderstood by you and your Board.

First, there has been much discussion about the value of our offer to Perrigo shareholders. Let there be no confusion, this is a highly compelling offer in terms of the price, multiple being paid, accretion and long-term potential for value creation.

Perrigo shareholders will receive $75 per share in cash, and own approximately 40% of the new powerhouse company created by the combination. Importantly, this transaction is highly accretive to Perrigo shareholders and at the same time achieves the Perrigo “PLUS” strategy in one single step at inherently lower risk than the pursuit of numerous smaller transactions with the hope of achieving the same result. The transaction will provide Perrigo shareholders with the immediate value they want and deserve, as well as the ability to continue to participate in the long-term upside, without taking unnecessary execution and integration risk.

Further, the multiple being offered is very attractive, particularly in comparison to precedent transactions (including many recent ones) (see chart below). This very attractive multiple holds true even at today’s stock prices, which have certainly been impacted by the macro environment and other distractions. When we made our original proposal, the Dow Jones Average traded around the 18,000 level, while today it trades around 16,000. All health care stocks have also retreated. Of course, if there is a rebound in stocks generally and health care stocks specifically by the November 13th closing date (and thereafter) (see chart below), then any increase in the value of Mylan’s stock price will only further inure to the benefit of Perrigo’s shareholders.

Illustrative Mylan Closing Share Price as of Nov. 13, 2015	Rationale	Implied Offer Price	Offer Enterprise Value ($bn)	EV / CY’15E EBITDA(1)
$48.05	Mylan current share price (as of Sept. 4, 2015)	$185.52	$31.8	18.7	x
53.40	Average of last 30 trading days (since July 27, 2015)	197.81	33.6	19.8
59.57	Mylan closing share price on day prior to public release of initial proposal to Perrigo (April 7, 2015)	212.01	35.7	21.0
67.00	Average analyst price target for Mylan (as of Sept. 4, 2015)	229.10	38.3	22.5

Source:	Company filings and I/B/E/S Consensus estimates. Mylan does not endorse or adopt I/B/E/S Consensus estimates.

Note:	Figures in billions, except per share amounts. Capitalization reflects share count and balance sheet metrics per Perrigo’s FY’15 10-K filed on August 13, 2015. Average analyst price target per I/B/E/S Consensus. Mylan does not endorse or adopt I/B/E/S Consensus estimates.
(1)	Reflects CY’15E EBITDA of $1.7bn per I/B/E/S Consensus as of September 4, 2015. Mylan does not endorse or adopt I/B/E/S Consensus estimates.

On the other hand, Perrigo’s stock has been protected from the recent sell-off in the markets, solely as a result of our offer. I note that your unaffected stock price back on April 7th when the Dow Jones Average was trading around the 18,000 level was approximately $164 per share, and today (at around the 16,000 level and absent our compelling offer) if you had been trading in line with the market and other health care stocks, Perrigo’s stock would be trading at around $150 per share (which we believe is a fair and accurate assumption since it is not credible that the Perrigo security would be the only security that would not have been affected by the recent market sell-off). The market and Perrigo shareholders clearly see and understand this. Therefore, if our transaction were not to succeed, Perrigo shareholders would potentially experience an approximate $30 per share drop in the value of their portfolio, and lose the opportunity to receive $75 per share in cash.

The right answer for the Perrigo shareholders has never been more clear and straightforward – a compelling offer including receiving $75 in cash, or receiving no cash and taking a large potential hit as a result of a drop in the value of their Perrigo holdings. It is obvious that the first option is the only one that makes sense for them.

Second, you and others have also attempted to raise concerns about the process to take control of Perrigo in the highly unlikely event we receive more than 50% but less than 80% of shares tendering into our offer. Again, and for the record, the path for this is also very straightforward and we believe it will not impact our ability to realize our projected synergies for the combination of at least $800 million, to utilize cash flow efficiently across the Mylan-Perrigo combination, or to maintain our credit rating. We have experience operating companies in such a scenario and are very comfortable that we will achieve the right outcome.

Finally, let me address one other issue you raised in the last weeks leading up to our EGM, and that is our corporate governance. Simply put, our current Dutch corporate governance structure, which was recommended by our Board of Directors and approved overwhelmingly by Mylan’s shareholders (again, many of whom were also Perrigo shareholders) requires the Board of Directors of Mylan to focus on the sustainable success of the business in the interests of all of the company’s stakeholders, geared at long-term value creation. The overwhelming support we received again at our recent EGM from Mylan shareholders clearly demonstrates that they understand that a governance model which focuses on long-term growth and opportunity for all stakeholders ends up maximizing value for shareholders. At the end of the day, Mylan’s track record of delivering superior growth and performance speaks for itself.

Now, with all that said, and even though your and your Board’s refusal to negotiate prior to our EGM has resulted in the window for price discussions having closed, so price can no longer be the subject of discussion or negotiations and our current offer is final and will not be increased (absent another potential offer emerging), as we head down the home stretch of completing this transaction, we at Mylan would still graciously welcome the participation of you and your management in the creation of this powerful, one-of-a-kind, value-added health care company, which will better serve our customers and patients around the world. Our door remains open.

I also want to take this opportunity to assure Perrigo employees that exciting opportunities await them here at Mylan as well. Mylan has a long and proud track record of putting people first—they are our greatest and most powerful asset—and fighting to ensure that they are a part of a growing business, ripe with numerous opportunities, is paramount for us. Many employees who joined us through past acquisitions have played a critical role in our growth and success, and we see immense opportunities for Perrigo employees when our companies come together in November.

Joe, many third party commentators have speculated that the next several weeks will be filled with negative rhetoric from both sides. Let me be clear on this point, Mylan will not be participating in any rhetoric or engaging in any side shows. Our only aim will be to ensure that the facts are clearly understood and that misinformation is not disseminated. We think very highly of Perrigo and all that it has achieved and hope that we can complete this process acting with mutual respect for each other and our respective companies.

In closing, I am extremely confident that Perrigo shareholders will view our $75 in cash and 2.3 shares offer to be superior to any other option available to them, especially at one of the highest multiples offered within the industry and further enforced by the strict Irish Takeover Rules. We also clearly see an ability to accelerate our combined growth rates as a combined company, which will deliver enhanced value and total shareholder return. It is our conviction that Mylan is uniquely positioned to maximize this asset for the benefit of all of our respective stakeholders, and we firmly believe that Perrigo shareholders share this view.

As always, we continue to have great respect for you and your entire company.

Yours truly,

Rob

Robert J. Coury

Executive Chairman

Mylan

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo Company plc (“Perrigo”) by Mylan N.V. (“Mylan”) (the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) that Mylan filed with the SEC on May 5, 2015 (which Registration Statement was amended on June 19, 2015, July 16, 2015, August 6, 2015 and August 28, 2015 and has not yet been declared effective, the “Registration Statement”) and the definitive proxy statement on Schedule 14A that Mylan filed with the SEC on July 28, 2015 (as thereafter supplemented, including by the proxy supplement filed on August 20, 2015, the “Proxy Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the Perrigo Proposal and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

ADDITIONAL INFORMATION

In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the Registration Statement and the Proxy Statement. In connection with the Perrigo Proposal, Mylan currently intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SOURCES AND BASES OF INFORMATION

The information set forth under “About Mylan” above has been extracted from Mylan Inc.’s Annual Report (Form 10-K) for the period ended December 31, 2014 filed with the SEC on March 2, 2015, amended on April 30, 2015 and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015.